Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Fiscal Year and the Fourth Quarter Ended June 30, 2016

Fiscal Year 2016 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $121.5 million, an increase of 17.6% compared to the comparable prior year period.
•	Total revenues were $544.3 million, an increase of 2.4% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 37.9%, compared to 41.2% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $2.02, an increase of 17.4% compared to the comparable prior year period.
•	Net cash provided by operating activities was $46.7 million for the current period.
•	DSO of 162 days, compared to 176 days for the comparable prior year period.
•	Inventory turnover days of 38 days, compared to 41 days from the comparable prior year period.

Fourth Quarter of Fiscal Year 2016 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $34.3 million, an increase of 48.8% compared to the comparable prior year period.
•	Total revenues were $147.7 million, an increase of 3.9% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 39.9%, compared to 41.4% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.57, an increase of 50.0% compared to the comparable prior year period.
•	Net cash used in operating activities was $9.9 million for the current quarter.
•	DSO of 146 days, compared to 176 days for the comparable prior year period.
•	Inventory turnover days of 37 days, compared to 43 days for the comparable prior year period.

Beijing, China – August 15, 2016 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2016 and the fourth quarter ended on June 30, 2016 (see attached tables). The management of Hollysys, stated:

In fiscal year 2016, we kept a steady revenue growth and outperformed the challenging earnings guidance that announced previously, as well as cash flow, despite a difficulty in macro economy. When we delighted the achievements, we calmly evaluated the future opportunities and challenges, and also carefully planned for the future growth. Here we would like to discuss the achievements in the past fiscal year and strategies in future:

Hollysys Automation Technologies, Ltd August 15, 2016	Page 2

In industrial automation, the soft performance was mainly because of the influence of general economic environment. During the past fiscal year, China continued adjusting its industry structure and reducing the capacity in some industries such as petrochemical, metallurgy and building materials. However, Hollysys took several strategies to mitigate the impact of market headwinds. We gained more market share from rising industries to make up the loss from decreasing industries. We were doing well in power and chemical which took up the largest portion of our revenue in industrial automation; we further penetrated into high-end market. For instance, we won several bids to provide DCS for supercritical coal fire generating units, such as Funeng Luoyuanwan 2X1052MW, Jiujiang Shenhua 2X1052MW, Guohua Ningdong 2X660MW and Xinjiang TBEA 2X660MW power units. In nuclear sector, we supplied DCS for Hongyanhe 5# and 6# units. In addition, after-sale revenue was still reinforced for fiscal year 2016. With our special team kept reviewing existing customers, the demand of upgrade and maintenance continued growing. Besides, Company has actively expanded in abroad. We signed some contracts which delivered our own proprietary products in overseas market. In India, for example, Lanco Solar Power Polycrystalline Silicon Project will be implemented our DCS and SIS. Indonesia Qingshan 2X350MW Coal-fire Power Units will use our DCS and DEH. We will continue to win more customers and enlarge overseas business scale to support long-term growth of IA. In factory automation sector of IA, we are changing the strategy from providing single products to providing customized turnkey solutions, like what we are doing in the process control to help the customers solve their problems and satisfy their needs. We expect this sector has a good performance in the near future.

The performance of railway transportation was prominent. In high-speed rail sector, we won some contracts to provide the Train Control Centers (“TCC”) and other related ground based products, such as Chongqing to Wanzhou Line and Xi’an to Chengdu Line; we also won several contracts in Automatic Train Protection (“ATP”). In the future, according to the new five year plan and even longer, the investment scale of central government in high speed rail will be still sizable. At the same time, track circuit has finished the second test in June 2016. This new product could make revenue contribution in upcoming years.

Another strong driver of railway transportation sector for this fiscal year was subway business. We signed the contracts to provide SCADA system for Qingdao Line R3, Kunming Line 3, Chengdu Line 10, Lanzhou Line 1, Wuhan Line 8, etc. We will continue working closely with local subway authorities to expand our SCADA business for better marketing our subway signaling control system.

In the mechanical and electrical solution segment, although Concord and Bond are facing some difficulties like projects delayed and the depreciation of local currency, they are still working hard to expand their businesses. Concord, for example, signed a very large contract to provide electrical installation services for Doha Metro Phase 1. As one of the strategies to expand the overseas market, we will ensure a healthy development of Concord and Bond and take use of the advantages of these two companies such as good customer relations and sales channels to ink more international opportunities.

Hollysys Automation Technologies, Ltd August 15, 2016	Page 3

The Fourth Quarter and Fiscal Year 2016 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

(In USD thousands, except for number of shares and per share data)

	Three months ended			Fiscal year ended
	Jun 30, 2016	Jun 30, 2015	% Change	Jun 30, 2016	Jun 30, 2015	% Change

Revenues	$147,669	142,189	3.9%	$544,325	531,378	2.4%
Integrated contract revenue	$132,861	127,141	4.5%	$477,790	481,006	(0.7)%
Products sales	$11,554	10,769	7.3%	$54,546	39,762	37.2%
Service rendered	$3,254	4,279	(24.0)%	$11,989	10,610	13.0%
Cost of revenues	$88,780	83,272	6.6%	$337,781	312,523	8.1%
Gross profit	$58,889	58,917	(0.0)%	$206,544	218,855	(5.6)%
Total operating expenses	$25,991	18,109	43.5%	$81,283	81,801	(0.6)%
Selling	$6,680	6,577	1.6%	$25,637	26,263	(2.4)%
General and administrative	$13,535	14,542	(6.9)%	$41,972	48,292	(13.1)%
Goodwill impairment charge	$-	1,855	-	$-	1,855	-
Research and development	$8,595	7,517	14.3%	$36,564	35,779	2.2%
VAT refunds and government subsidies	$(2,819)	(12,382)	(77.2)%	$(22,890)	(30,388)	(24.7)%
Income from operations	$32,898	40,808	(19.4)%	$125,261	137,054	(8.6)%
Other income, net	$933	351	165.8%	$2,316	2,233	3.7%
Foreign exchange losses	$(1,027)	(6,757)	(84.8)%	$(299)	(6,765)	(95.6)%
Gains on disposal of investments in equity investees	$-	-	-	$-	80	-
Share of net income (losses) of equity investees	$1,347	1,242	8.5%	$7,834	(2,910)	(369.2)%
Dividend income from cost investees	$1,109	-	-	$1,109	249	345.4%
Interest income	$1,807	1,239	45.8%	$5,858	3,686	58.9%
Interest expenses	$(397)	(591)	(32.8)%	$(1,311)	(1,585)	(17.3)%
Income tax expenses	$1,100	12,305	(91.1)%	$14,238	26,040	(45.3)%
Net income attributable to noncontrolling interests	$1,305	955	36.6%	$5,033	2,659	89.3%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$34,265	23,032	48.8%	$121,497	103,343	17.6%
Non-GAAP basic EPS	$0.58	0.39	48.7%	$2.05	1.76	16.5%
Non-GAAP diluted EPS	$0.57	0.38	50.0%	$2.02	1.72	17.4%

Share-based compensation expenses	$594	853	(30.4)%	$3,860	2,492	54.9%
Amortization of acquired intangible assets	$165	368	(55.2)%	$818	4,454	(81.6)%
Acquisition-related incentive share contingent consideration	$-	2,611	-	$(1,745)	(368)	374.2%
Fair value adjustments of acquisition-related incentive share contingent consideration	$-	-	-	$-	201	-
Convertible bond related fair value adjustments	$93	521	-	$93	35	-
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$33,413	18,679	78.9%	$118,471	96,529	22.7%
GAAP basic EPS	$0.56	0.32	75.0%	$2.00	1.65	21.2%
GAAP diluted EPS	$0.55	0.31	77.4%	$1.97	1.61	22.4%

Basic weighted average common shares outstanding	59,511,267	58,986,296	0.9%	59,170,050	58,612,596	1.0%
Diluted weighted average common shares outstanding	60,675,636	60,636,960	0.1%	60,611,456	60,134,203	0.8%

Hollysys Automation Technologies, Ltd August 15, 2016	Page 4

Operational Results Analysis for the Fiscal Year Ended June 30, 2016

Comparing to the prior fiscal year, the total revenues for fiscal year 2016 increased from $531.4 million to $544.3 million, representing an increase of 2.4%. Broken down by the revenue types, integrated contracts revenue decreased by 0.7% to $477.8 million, products sales revenue increased by 37.2% to $54.5 million, and services revenue increased by 13% to $12.0 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)
	Fiscal year ended Jun 30,
	2016		2015
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	182,902	33.6%	213,252	40.1%
Rail Transportation Automation	240,310	44.2%	193,274	36.4%
Mechanical and Electrical Solution	95,277	17.5%	110,030	20.7%
Miscellaneous	25,836	4.7%	14,822	2.8%
Total	544,325	100.0%	531,378	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 37.9% for fiscal year 2016, as compared to 41.2% for the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 35.2%, 56.0% and 66.4% for fiscal year 2016, as compared to 38.5%, 68.4%, and 61.4% for the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 37.8% for fiscal year 2016, as compared to 40.3% for the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 35.0%, 56.0% and 66.4% for fiscal year 2016, as compared to 37.6%, 68.4%, and 61.4% for the prior year respectively.

Selling expenses were $25.6 million for fiscal year 2016, representing a decrease of $0.7 million or 2.4% compared to $26.3 million for the prior year. Presented as a percentage of total revenues, selling expenses were 4.7% and 4.9% for fiscal year 2016 and 2015, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $42.0 million for fiscal year 2016, representing a decreased of $6.3 million, or 13.1%, as compared to $48.3 million for the prior year. The decrease was mainly due to a decrease of $7.4 million in bad debt provision. Presented as a percentage of total revenues, non-GAAP G&A expenses were 7.7% and 9.1% for fiscal year 2016 and 2015 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $45.8 million and $50.8 million for fiscal year 2016 and 2015, respectively.

Hollysys Automation Technologies, Ltd August 15, 2016	Page 5

Research and development expenses were $36.6 million for fiscal year 2016, an increase of $0.8 million or 2.2% compared to $35.8 million for the prior year. Presented as a percentage of total revenues, R&D expenses were 6.7% and 6.7% for fiscal year 2016 and 2015, respectively.

The VAT refunds and government subsidies were $22.9 million for fiscal year 2016, as compared to $30.4 million for the prior year, representing a $7.5 million or 24.7% decrease which was primarily due to decrease of the VAT refunds of $5.5 million and the government subsidies for $2.0 million.

The income tax expenses and the effective tax rate were $14.2 million and 10.3% for fiscal year 2016, as compared to $26.0 million and 20.8% for the prior year. According to the Notification on Preferential Enterprise Income Tax of Software and Integrated Circuit Industry, Caishui [2016] No. 49, which was issued in May 2016 by the China SAT and the MOF, Beijing Hollysys and Hangzhou Hollysys satisfied the definitions of Key Software Enterprise, and applied to a preferential tax rate of 10% effective for the year from January 1, 2015 to December 31, 2015, instead of the 15% used by the Company in calendar year 2015. As a result, the Company recorded a tax benefit of $7.0 million during the fourth quarter of fiscal 2016. In addition, during the fourth quarter of fiscal year 2016, $3.1million withholding tax expenses were accrued for the potential profits distribution from PRC to overseas. Excluding the impact of the abovementioned tax benefit and withholding tax expenses, the effective tax rate for fiscal year 2016 should be 13.2%.

The non-GAAP net income attributable to Hollysys, which excludes non-cash share-based compensation expenses, amortization of acquired intangibles, acquisition-related consideration fair value adjustments and convertible bond related fair value adjustments was $121.5 million or $2.02 per diluted share based on 60.6 million shares outstanding for fiscal year 2016. This represents a 17.6% increase over the $103.3 million or $1.72 per share based on 60.1 million shares outstanding reported in prior year. On a GAAP basis, net income attributable to Hollysys was $118.5 million or $1.97 per diluted share representing an increase 22.7% over the $96.5 million or $1.61 per diluted share reported in prior year.

Operational Results Analysis for the quarter ended June 30, 2016

Comparing to the fourth quarter of the prior fiscal year, the total revenues for the three months ended June 30, 2016 increased from $142.2 million to $147.7 million, representing an increase of 3.9%. Broken down by the revenue types, integrated contracts revenue increased by 4.5% to $132.9 million, products sales revenue increased by 7.3% to $11.6 million, and services revenue decreased by 24.0% to $3.3 million.

Hollysys Automation Technologies, Ltd August 15, 2016	Page 6

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)
	Three months ended Jun 30,
	2016		2015
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	41,134	27.8%	57,661	40.6%
Rail Transportation Automation	65,944	44.7%	62,728	44.1%
Mechanical and Electrical Solution	32,921	22.3%	17,091	12.0%
Miscellaneous	7,670	5.2%	4,709	3.3%
Total	147,669	100.0%	142,189	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 39.9% for the three months ended June 30, 2016, as compared to 41.4% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 37.4%, 58.0% and 74.7% for the three months ended June 30, 2016, as compared to 39.2%, 61.1% and 59.4% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 39.8% for the three months ended June 30, 2016, as compared to 41.2% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 37.3%, 58.0% and 74.7% for the three months ended June 30, 2016, as compared to 38.9%, 61.1% and 59.4% for the same period of the prior year respectively.

Selling expenses were $6.7 million for the three months ended June, 2016, representing an increase of $0.1 million or 1.6% compared to $6.6 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 4.5% and 4.6% for the three months ended June 30, 2016, and 2015, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $13.5 million for the quarter ended June 30, 2016, representing a decrease of 1.0 million, or 6.9%, as compared to $14.5 million for the same period of the prior year. Presented as a percentage of total revenues, non-GAAP G&A expenses were 9.2% and 10.2% for quarters ended June 30, 2016 and 2015 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $14.1 million and $15.4 million for the three months ended June 30, 2016 and 2015, respectively.

Research and development expenses were $8.6 million for the three months ended June 30, 2016, an increase of $1.1 million or 14.3% compared to $7.5 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 5.8% and 5.3% for the quarter ended June 30, 2016 and 2015, respectively.

Hollysys Automation Technologies, Ltd August 15, 2016	Page 7

The VAT refunds and government subsidies were $2.8 million for three months ended June 30, 2016, as compared to $12.4 million for the same period in the prior year, representing a $9.6 million or 77.2% decrease, primarily due to a decrease of the VAT refunds for $7.1 million.

The income tax expenses and the effective tax rate were $1.1 million and 3.1% for the three months ended June 30, 2016, as compared to a $12.3 million and 38.5% for comparable prior year period. During the fourth quarter of fiscal 2016, the Company recorded a tax benefit of $7.0 million according the newly issued Notification on Preferential Enterprise Income Tax of Software and Integrated Circuit Industry, Caishui [2016] No. 49, and a withholding tax expenses of $3.1 million for the potential profits distribution from PRC to overseas. Excluding the abovementioned impact, the effective tax rate for the three months ended June 30, 2016 should be 14.0%.

The non-GAAP net income attributable to Hollysys, which excludes non-cash share-based compensation expenses, amortization of acquired intangibles, acquisition-related consideration fair value adjustments and convertible bond related fair value adjustments was $34.3 million or $0.57 per diluted share based on 60.7 million shares outstanding for the three months ended June 30, 2016. This represents a 48.8% increase over the $23.0 million or $0.38 per share based on 60.6 million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $33.4 million or $0.55 per diluted share representing an increase of 78.9% over the $18.7 million or $0.31 per diluted share reported in the comparable prior year period.

Integrated Contracts Backlog Highlights

Hollysys’ backlog for integrated contracts as of June 30, 2016 was $527.2 million, representing an increase of 5.8% compared to $498.5 million as of Mar 31, 2016 and a decrease of 7.3% compared to $568.5 million as of June 30, 2015. The detailed breakdown of the backlog for integrated contracts by segments is shown below:

(In USD thousands)			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	Jun 30, 2016		Mar 31, 2016			Jun 30, 2015
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	112,106	21.3%	107,828	21.6%	4.0%	134,100	23.6%	(16.4)%
Rail Transportation	216,502	41.0%	259,770	52.1%	(16.8)%	299,010	52.6%	(27.7)%
Mechanical and Electrical Solutions	198,616	37.7%	130,900	26.3%	51.7%	135,420	23.8%	46.7%
Total	527,224	100.0%	498,498	100.0%	5.8%	568,530	100.0%	(7.3)%

Cash Flow Highlights

For the fiscal year ended June 30, 2016, the total net cash inflow was $21.3 million. The net cash provided by operating activities was $46.7 million. The net cash used in investing activities was $2.5 million, mainly consisted of $107.1 million time deposit with original maturities over three months placed with banks, and $7.9 million used for purchases of property, plant and equipment, which was partially offset by the $112.0 million generated from matured time deposits with original maturities over three months. The net cash used in financing activities was $6.8 million, mainly consisted of $17.0 million used for repayments of short-term loans, $9.7 million used for repayments of long-term loans, which was partially offset by $7.7 million proceeds from issuance of shares of a subsidiary, $5.4 million proceeds from exercise of options, and $4.1 million proceeds from short-term bank loans.

Hollysys Automation Technologies, Ltd August 15, 2016	Page 8

For the three months ended June 30, 2016, the total net cash inflow was $29.6 million. The net cash provided by operating activities was $9.9 million. The net cash provided by investing activities was $11.6 million. The net cash provided by financing activities was $12.2 million, mainly consisted of $7.7 million proceeds from issuance of shares of a subsidiary, and $5.1 proceeds from exercise of share options.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $271.5 million, $256.4 million, and $257.5 million as of June 30, 2016, March 31, 2016 and June 30, 2015, respectively. As of June 30, 2016, the company held $229.1 million in cash and cash equivalents and $42.4 million in time deposits with original maturities over three months.

For fiscal year ended June 30, 2016, Days Sales Outstanding (“DSO”) was 162 days, as compared to 176 days from the prior year; and inventory turnover was 38 days, as compared to 41 days from the prior year.

For the three months ended June 30, 2016, DSO was 147 days, as compared to 176 days for the comparable prior year period and 181 days for the last quarter; and inventory turnover was 37 days, as compared to 43 days for the comparable prior year period and 40 days for the last quarter.

Outlook for FY 2017

The management concluded, “Given our strong backlog currently on-hand and sales pipeline envisioned so far, we set our guidance for fiscal year 2017 with revenue in the range of $565 million to $600 million and non-GAAP net income in the range of $130 million to $140 million.”

Conference Call

The Company will host a conference call at 9:00 p.m. U.S. Eastern Time on August 14, 2016 / 9:00 a.m. Beijing Time on August 15, 2016, to discuss the financial results for the fiscal year 2016 fourth quarter and the fiscal year ended June 30, 2016 and business outlook.

Hollysys Automation Technologies, Ltd August 15, 2016	Page 9

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 5915607.

4001-200-539	(China)
0080 161 5189	(Taiwan)
+1-855-298-3404	(United States)
+1 631 5142 526	(US – New York)
0800 916 599	(France)
0800 1899 399	(Germany)
0800 837 001	(Switzerland)
1800 801 825	(Australia)
800-905-927	(Hong Kong)
+852-5808-3202	(Hong Kong)
0800-015-9725	(United Kingdom)
+44(0)20 3078 7622	(United Kingdom - London)
800-616-3222	(Singapore)
+65 6823 2299	(Singapore/International)

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys' website at: http://ir.hollysys.com/ or http://hollysys.investorroom.com

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 6,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Supervisory Control and Data Acquisition), nuclear power plant automation and control system and other products.

Hollysys Automation Technologies, Ltd August 15, 2016	Page 10

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.
www.hollysys.com
+8610-58981386
investors@hollysys.com

Hollysys Automation Technologies, Ltd August 15, 2016	Page 11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended Jun 30,		Fiscal year ended Jun 30,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Net revenues
Integrated contract revenue	$132,861	$127,141	$477,790	$481,006
Products sales	11,554	10,769	54,546	39,762
Revenue from services	3,254	4,279	11,989	10,611
Total net revenues	147,669	142,189	544,325	531,379

Costs of integrated contracts	83,275	77,712	310,545	300,332
Costs of products sold	4,847	4,191	24,023	12,547
Costs of services rendered	823	1,737	4,031	4,098
Gross profit	58,724	58,549	205,726	214,402

Operating expenses
Selling	6,680	6,577	25,637	26,263
General and administrative	14,129	15,395	45,832	50,786
Goodwill impairment charge	-	1,855	-	1,855
Research and development	8,595	7,517	36,564	35,779
VAT refunds and government subsidies	(2,819)	(12,382)	(22,890)	(30,388)
Total operating expenses	26,585	18,962	85,143	84,295

Income from operations	32,139	39,587	120,583	130,107

Other income (expense), net	933	(2,260)	4,061	2,601
Foreign exchange loss	(1,027)	(6,757)	(299)	(6,765)
Gain on disposal of an equity investee	-	-	-	80
Share of net income (loss) of equity investees	1,347	1,242	7,834	(2,910)
Dividend income from a cost investee	1,109	-	1,109	249
Interest income	1,807	1,239	5,858	3,686
Interest expenses	(490)	(1,112)	(1,404)	(1,821)
Income before income taxes	35,818	31,939	137,742	125,227

Income taxes expenses	1,100	12,305	14,238	26,040
Net income	34,718	19,634	123,504	99,187

Net income attributable to noncontrolling interests	1,305	955	5,033	2,660
Net income attributable to Hollysys Automation Technologies Ltd.	$33,413	$18,679	$118,471	$96,527

Other comprehensive income(loss), net of tax of nil
Translation adjustments	(17,973)	6,984	(48,840)	(1,386)
Comprehensive income	16,745	26,618	74,664	97,801

Less: comprehensive income(loss) attributable to noncontrolling interests	(1,260)	1,814	2,245	2,701
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$18,005	$24,804	$72,419	$95,100

Net income per ordinary share:
Basic	0.56	0.32	2.00	1.65
Diluted	0.55	0.31	1.97	1.61
Shares used in income per share computation:
Weighted average number of ordinary shares	59,511,267	58,986,296	59,170,050	58,612,596
Weighted average number of diluted ordinary shares	60,675,636	60,636,960	60,611,456	60,134,203

Hollysys Automation Technologies, Ltd August 15, 2016	Page 12

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	Jun 30,	Mar 31,
	2016	2016
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$229,095	$199,477
Time deposits with original maturities over three months	42,368	56,902
Restricted cash	27,592	25,695
Accounts receivable, net of allowance for doubtful accounts of $42,471 and $38,630 as of June 30,2016 and March 31, 2016, respectively	237,179	243,749
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $6,383 and $7,858 as of June 30, 2016 and March 31, 2016, respectively	189,928	185,677
Other receivables, net of allowance for doubtful accounts of $1,302 and $1,059 as of June 30, 2016 and March 31, 2016, respectively	13,358	12,802
Advances to suppliers	11,661	11,932
Amounts due from related parties	28,012	27,883
Inventories	36,401	35,439
Prepaid expenses	569	644
Income tax recoverable	4,488	609
Deferred tax assets	6,659	4,450
Total current assets	827,310	805,259

Non-current assets

Restricted cash	402	3,813
Prepaid expenses	13	18
Property, plant and equipment, net	79,938	79,879
Prepaid land leases	10,773	11,040
Acquired intangible assets, net	856	1,019
Investments in equity investees	18,714	17,728
Investments in cost investees	4,108	4,220
Goodwill	59,847	59,754
Deferred tax assets	2,195	2,771
Total non-current assets	176,846	180,242

Total assets	1,004,156	985,501

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	3,051	3,763
Current portion of long-term loans	6,833	6,791
Accounts payable	106,833	105,639
Construction costs payable	647	664
Deferred revenue	82,004	102,799
Accrued payroll and related expenses	13,193	9,284
Income tax payable	4,917	4,032
Warranty liabilities	6,782	6,829
Other tax payables	18,069	19,389
Accrued liabilities	44,439	32,227
Amounts due to related parties	1,645	1,263
Deferred tax liabilities	8,913	8,161
Total current liabilities	297,326	300,841

Non-current liabilities

Long-term loans	20,508	20,535
Deferred tax liabilities	59	63
Long-term warranty liabilities	3,578	3,786

Total non-current liabilities	24,145	24,384

Total liabilities	321,471	325,225

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 59,598,099 and 59,028,099 shares issued and outstanding as of June 30, 2016 and March 31, 2016, respectively	60	59
Additional paid-in capital	215,403	209,742
Statutory reserves	36,533	36,590
Retained earnings	430,627	397,158
Accumulated other comprehensive income	(8,467)	6,938
Total Hollysys Automation Technologies Ltd. stockholder’s equity	674,156	660,276

Noncontrolling interests	8,529	9,789
Total equity	682,685	660,276

Total liabilities and equity	$1,004,156	$985,501

Hollysys Automation Technologies, Ltd August 15, 2016	Page 13

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands)

	Three months ended Jun 30, 2016	Fiscal year ended Jun 30, 2016
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$34,718	$123,504
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,077	6,266
Amortization of prepaid land leases	82	281
Amortization of intangible assets	160	814
Allowance for doubtful accounts	4,155	10,918
Loss on disposal of property, plant and equipment	25	224
Share of net income from equity investees	(1,347)	(7,834)
Share based compensation expenses	594	3,860
Deferred income tax benefit	(1,022)	(462)
Acquisition-related consideration adjustments	-	(1,745)
Accretion of convertible bond discount	57	230
Fair value adjustments of a bifurcated derivative	93	93
Changes in operating assets and liabilities:
Accounts receivable	(6,063)	(16,409)
Costs and estimated earnings in excess of billings	(8,628)	(36,971)
Inventories	(1,939)	(4,607)
Advances to suppliers	(94)	2,497
Other receivables	(1,146)	(2,481)
Deposits and other assets	970	(674)
Due from related parties	(985)	8,226
Accounts payable	3,351	8,272
Deferred revenue	(18,558)	(47,637)
Accruals and other payable	7,976	5,015
Due to related parties	319	351
Income tax payable	(3,105)	(4,558)
Other tax payables	(825)	(436)
Net cash provided by operating activities	9,865	46,737

Cash flows from investing activities:
Time deposits placed with banks	(25,829)	(107,118)
Purchases of property, plant and equipment	(2,666)	(7,887)
Proceeds from disposal of property, plant and equipment	45	74
Maturity of time deposits	39,568	112,013
Proceeds from sale of shares of a subsidiary	464	464
Net cash provided by (used in) investing activities	11,582	(2,454)

Cash flows from financing activities:
Proceeds from short-term bank loans	-	4,138
Repayments of short-term bank loans	(633)	(17,020)
Proceeds from long-term bank loans	-	2,606
Repayments of long-term bank loans	-	(9,681)
Proceeds from exercise of options	5,067	5,441
Proceeds from issuance of shares of a subsidiary	7,736	7,736
Net cash provided by (used in) financing activities	12,170	(6,780)

Effect of foreign exchange rate changes	(3,999)	(16,242)
Net increase in cash and cash equivalents	$29,618	$21,261

Cash and cash equivalents, beginning of period	$199,477	$207,834
Cash and cash equivalents, end of period	229,095	229,095

Hollysys Automation Technologies, Ltd August 15, 2016	Page 14

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, fair value adjustments of acquisition-related consideration, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)

	Three months ended		Fiscal year ended
	Jun 30,		Jun 30,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of integrated contracts	$83,275	$77,712	$310,545	$300,332
Less: Amortization of acquired intangible assets	165	368	818	4,454
Non-GAAP cost of integrated contracts	$83,110	$77,344	$309,727	$295,878

General and administrative expenses	$14,129	$15,395	$45,832	$50,784
Less: Share-based compensation expenses	594	853	3,860	2,492
Non-GAAP general and administrative expenses	$13,535	$14,542	$41,972	$48,292

Other income (expenses), net	$933	$(2,260)	$4,061	$2,601
Add: acquisition-related incentive share contingent consideration fair value adjustment	-	2,611	(1,745)	(368)
Non-GAAP other income, net	$933	$351	$2,316	$2,233

Interest expenses	$(490)	$(1,112)	$(1,404)	$(1,821)
Add:
acquisition-related cash consideration adjustments	-	-	-	201
convertible bond related fair value adjustment	93	521	93	35
Non-GAAP interest expenses	$(397)	$(591)	$(1,311)	$(1,585)

Net income attributable to Hollysys Automation Technologies Ltd.	$33,413	$18,679	$118,471	$96,529
Add:
Share-based compensation expenses	594	853	3,860	2,492
Amortization of acquired intangible assets	165	368	818	4,454
Acquisition-related consideration adjustment	-	2,611	(1,745)	(167)
convertible bond related fair value adjustment	93	521	93	35
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$34,265	$23,032	$121,497	103,343

Weighted average number of basic ordinary shares	59,511,267	58,986,296	59,170,050	58,612,596
Weighted average number of diluted ordinary shares	60,675,636	60,636,960	60,611,456	60,134,203
Non-GAAP basic earnings per share	$0.58	$0.39	$2.05	$1.76
Non-GAAP diluted earnings per share	$0.57	$0.38	$2.02	$1.72